ARIS
P.E. 12-29-01
2

2001 ANNUAL REPORT



PRODUCTS FOR AN ACTIVE WORLD

GARMIN®

Table of contents

2001 Highlights	2
Letter to shareholders	4
Products for an active world	5
2001: A year of growth	7
A look ahead	10
Growing our distribution	12
More people, bigger spaces	13
Our commitment to quality	15
Financial summary	17
Market for the company's common stock	18
Selected financial data	18
Management's discussion and analysis	20
Quantitative and qualitative disclosures	31
Financial statements and supplementary data	32
Board of directors	58

2001 Highlights

Introduced 25 new products

Increased revenue 7 percent to $369.1 million

Achieved net income of $113.4 million

Reduced inventory by $29 million

Expanded distribution and OEM relationships

Received QS 9000 certification for our Shijr, Taiwan factory

Maintained FAA and ISO 9001 certification at our Olathe, Kansas facility




GARMIN

To our shareholders

We are grateful to our customers, suppliers, employees, distributors/dealers, original and new investors for making 2001 a year of record revenues and net income and our 11th year of consecutive growth. During the year we faced the decline of the economy and consumer confidence, the aftermath of terrorist attacks on America, restrictions on the general aviation industry, disruption of air shipments from our Taiwan factory and Typhoon Nari, which dumped 30 inches of rainfall on Taiwan. Despite these challenges, our customers' zeal for our products continued to fuel our growth, enabling Garmin to achieve several significant accomplishments and maintain our leadership position in both the consumer and general aviation markets.

In 2001 we introduced 25 new products – the most Garmin has ever brought to market in one year – and reached the 5 million mark in product shipments. We expanded research and development investments by 29 percent to support the introduction of an expanding array of products in the future. Revenue increased 7 percent to $369.1 million with net income of $113.4 million, up from $105.7 million in 2000. Inventory was reduced by $29 million. Cash and securities grew to $324 million. We acquired the assets of Sequoia Instruments, Inc. and will utilize their Attitude Heading and Reference System (AHRS) technology in the development of Garmin's integrated cockpit system for general aviation aircraft.

The expansion of our Olathe, Kansas facility from 103,000 square feet to 240,000 square feet was completed, which will facilitate future growth. We broke ground on construction of a 25,000 square foot aircraft maintenance and flight certification facility located at New Century Airport near our Olathe, Kansas campus. Our Taiwan factory received QS 9000 certification in November 2001, which will support our efforts to leverage our high-tech manufacturing capabilities to pursue potential relationships with automotive OEMs (original equipment manufacturers). And we maintained the ISO 9001 certification of our Olathe, Kansas factory.

We are committed to maintaining our customer-focused approach to product design with the goal of providing superior product innovation, operational features, quality and lower cost of ownership. Approximately 25 new products are planned for introduction in 2002. Included are GPS-enabled marine chartplotters and fishfinders, aviation satellite weather and transponder systems, Family Radio Service (FRS) transceivers, Personal Digital Assistants (PDAs), a GPS-based speed and distance tracker for the Timex Sport Watch, and other products.

We will strive to maintain our relationships and expand our business with our global network of dealers and original equipment manufacturers. Many of our long-term distributors and dealers around the world have experienced growth through the years that reflects the growth of Garmin and our product line. In 2001 we continued to selectively expand our global distribution network with the addition of OEMs such as BMW Motorcycles, Cessna and Eurocopter, and distributors such as Radio Shack Canada, The Sharper Image, Good Guys, Dixons, Staples Europe and others.

In summary, we are generally pleased with our results during 2001 and are looking forward to 2002 as another year of growth. We continue to maintain our strategic focus by growing the business through continuous product innovation, expanding and broadening our target markets and extending the Garmin brand.

Dr. Min H. Kao
Co-Chairman & Co-CEO

Gary L. Burrell
Co-Chairman & Co-CEO



Products for an active world


Southwest at Madison St
0.2
01:26
GARMIN

StreetPilot III portable GPS with auto routing and voice


Like the active customer base we serve, Garmin is a company on the move. When your customers are pilots, hikers, bikers, mariners, fishing enthusiasts and travelers, product design integrity is essential. We're talking busy people who demand products that are fast, reliable, convenient and accurate. All the more reason they love their Garmin electronics.

Garmin is committed to developing innovative products that help people navigate and communicate anywhere in the world. Our customers lead active lives, and they rely on Garmin products to help them get where they need to go. Their dedication to the Garmin brand, along with our drive to turn out high quality products, has allowed Garmin to become a leader in the general aviation and consumer GPS markets.

Through our operations in the United States, Europe and Asia, we design, manufacture and market navigation, communication and information devices. Many of our products are enabled by GPS (Global Positioning System) technology, which uses satellites to locate a user's position, display it on an electronic map and provide guidance to any other location on earth. Garmin has approximately 2,500 dealers and distributors in locations around the world.

2001: A year of growth

Garmin experienced its eleventh consecutive year of revenue growth in fiscal year 2001. Revenues in the consumer segment were up 14 percent despite a challenging economic environment. Although aviation revenues were down 9 percent, we maintained a leadership position in an industry hit hard by the aftermath of September 11. Total units sold across all Garmin product categories grew to 1,331,000 — an increase of 9 percent over fiscal year 2000. In addition, we continued to grow our product line and expand our distribution channels, while adding people and facilities to cover the increased demand for Garmin products.



Expanding our product line

Garmin launched a record 25 new products in 2001, which was more than in the previous two years combined. In the second quarter of 2001, Garmin unveiled its new line of marine products especially suited for offshore applications. The new chartplotters in this group offer enhanced cartography, faster processors for quicker map redraws, higher resolution screens and WAAS-enabled GPS receivers for better accuracy. In addition, several of the plotters are available with sunlight-readable color screens and large displays for the higher-end boat market. We also introduced our own marine cartography, BlueChart™, to complement the new chartplotter line. BlueChart integrates with Garmin chartplotters to offer detail approaching that of paper nautical charts in electronic form. The development of BlueChart was a large undertaking that involved the resources of many of our cartographers and map technicians working for over a year to integrate map data from sources around the world. Customer sales activity is off to a promising start in 2002 as our new lineup of chartplotters and marine cartography enters its first full season.

The introduction of the StreetPilot® III positioned Garmin to compete with more expensive, in-dash systems for automotive applications. This portable GPS with detailed mapping offers automatic routing and voice guidance to selected street addresses or points of interest. The portable design makes the StreetPilot III useful for all car owners, new or used. The GPS V blends many of the features of our popular GPS III series with some of the StreetPilot III attributes, enabling us to provide mapping with automatic turn-by-turn routing at an even lower price point.

GPSMAP® 2010C color chartplotter with BlueChart cartography



Its compact design and two-way screen orientation (vertical or horizontal), makes this product ideal for recreational uses as well, including biking and hiking.

Building on the popularity of the original eTrex® and eTrex Summit® hand-held GPS units, we introduced four new eTrex models, each with different mapping or sensor capabilities, including barometric altimeter and electronic compass features. The eTrex class of products continues to be well received by customers around the world, and accounted for nearly 20 percent of Garmin's total sales in 2001. These units are popular among people who participate in geocaching, a new adventure sport that developed as a direct result of GPS technology. Geocaching participants use our products to navigate to a hidden "cache." Many families have taken up geocaching as a wholesome activity that teaches children how to use GPS while enjoying the outdoors. We introduced another line of handhelds in 2001 — the GPS 76 series — which appeal to both recreational and marine users thanks to their large displays, waterproof design and their ability to float.



GPSMAP 76S handheld receiver with electronic compass and barometric altimeter



The power of partnership



The convergence of our GPS technology with the products and resources of other companies is assisting the development of a range of new applications. For example, our recently announced alliance with Timex has led to the design of a new product — the Ironman® Speed + Distance System — that allows runners, skiers, bikers and other outdoor adventurers to track how far they've traveled and how fast. The advantage of using GPS to calculate speed and distance is that the data has superior accuracy.

In 2001, we formed alliances with companies like Palm®, BMW Motorcycles, Pumatech® and AU-System AB in order to carry out our strategic initiatives in the fields of PDA (Personal Digital Assistant), motorcycle and wireless communications. Garmin will continue to identify partnership opportunities that will give us a technological edge and allow us to continue to provide better products for our customers.

A look ahead

Consumers the world over are becoming more mobile and dependent on technology to simplify or support their active lifestyles. In order to meet our customers' needs, Garmin is developing products that integrate our GPS mapping technology with wireless communication and information technologies.

In 2001, Garmin expanded its presence in the area of wireless technology with the development of the NavTalk® GSM phone. NavTalk integrates GSM mobile communications, GPS navigation and electronic organizer functions in one sleek unit. Its GPS features include automatic routing with turn-by-turn directions and voice guidance to street addresses and points of interest. NavTalk also offers Short Messaging Service (SMS) and a Wireless Applications Protocol (WAP) mini browser for mobile office capabilities. The convergence of GPS with wireless communication and organizer technology allows for unique capabilities such as transmitting GPS positions to other NavTalk users and sending text messages with attached GPS coordinates. NavTalk is expected to be introduced to European and Asian GSM markets in 2002. A CDMA version for North America is in development.

Garmin will enter the Family Radio Service (FRS) application with our newly announced Rino™ series — a combination two-way radio and GPS receiver. The Rino units are designed to offer the benefits of both FRS and the extended range GMRS (General Mobile Radio Service), which has a transmit distance of up to 5 miles. They are also designed to provide peer-to-peer location reporting, which allows users to transmit their position to other users. This capability will help families, hikers and other individuals coordinate their outdoor experiences. As a licensee of Palm®, Garmin also plans to offer products with integrated Personal Digital Assistant (PDA) organizer, GPS and mapping functions that will emphasize ease of use and ergonomic design.


Rino
0.75
GARMIN

Rino 2-way radio and GPS



NavTalk GSM phone/GPS with electronic organizer functions



The encouragement and support we received from our international friends and business associates demonstrated the strength of our relationships.

Delivering total solutions

Garmin's vision is to become a total solutions provider for the markets it serves. In aviation, we are working toward becoming a complete integrated cockpit supplier. The integrated cockpit system will provide a wide range of flight information, communication and control capabilities with a straightforward user interface, helping to minimize pilot workload and reduce system installation complexity and weight. Last November, Garmin acquired the Attitude Heading and Reference System (AHRS) technology assets of Sequoia Instruments, Inc., which will assist this development.

For marine applications, we are expanding our range of integrated and standalone navigation, sonar and communication products. Likewise, we will apply our aviation electronics integration skills to develop additional services and capabilities for automotive, motorcycle and other applications.

In all applications, the integration of our navigation, communication and information technologies will aim to deliver total solutions for our customers. The resulting devices and systems will be designed to offer innovative features that assist our customers in their active lifestyles.

Growing our distribution channels

From Garmin's inception, we have sought to develop long-term relationships and continuous business expansion with our existing distributors and dealers while selectively expanding our family of distributors. Many of our dealers have mirrored Garmin's growth as we have expanded our range of products and services through the years. Ironically, on September 11, 2001, the day of terrorist attacks on America, Garmin was hosting many of our distributors from around the world for our International Sales Meeting at Olathe, Kansas.

Our aviation products are distributed to end customers through our worldwide network of more than 700 dealers. These dealers install our equipment in customers' aircraft in accordance with airworthiness requirements established and maintained by responsible governmental agencies. Our consumer products are sold through distributors and dealers around the world. U.S. retailers for our consumer products include such well-known names as Bass Pro, Best Buy, Boat America, Boater's World, Cabella's, REI, Wal-Mart and West Marine. We added Radio Shack Canada, Dixons, Staples Europe, The Sharper Image, Good Guys and others to our distribution network in 2001.

The success of Garmin's growing range of consumer and aviation products has opened distribution opportunities through leading boat, motorcycle and aircraft original equipment manufacturers (OEMs). Some of the major boat manufacturers such as Ranger, Lund and Cigarette already install Garmin fishfinders or combination chartplotter and fishfinder units. In 2001, we signed OEM agreements with six new bass boat manufacturers and one offshore fishing boat manufacturer.

Garmin equipment is standard on aircraft produced by Cirrus Design, Mooney Aircraft, New Piper Aircraft, Raytheon Aircraft and others. The Garmin "stack" integrates VHF communications, instrument landing system (ILS), variable omni range (VOR), GPS-derived color mapping, transponder, marker beacon and audio. In 2001, Cessna began offering our stack as an option on their Citation jet and Caravan turboprop aircraft and Eurocopter France began installing Garmin on their EC 120, EC 130 and AS 350 ASTAR rotorcraft.

We are equipped to partner with automotive and motorcycle manufacturers to deliver products optimized for their customer applications. For BMW Motorcycles, we customized our StreetPilot III car navigation system, adding software features tailored to motorcycle touring customers. The resulting product, BMW Motorcycles Navigator, is standard on the K 1200 LT touring bike and is also sold separately through BMW dealers.

More people, bigger spaces

Despite a weak economy and the subsequent layoffs that plagued many industries, Garmin continued to expand and create jobs to serve our growing customer base. As some corporations were downsizing, we were selectively recruiting exceptional additions to the Garmin team. Employment rose to 1,329, including 50 new engineering associates.



In 2001, our European subsidiary in Romsey, U.K. doubled its operating space. At our U.S. subsidiary in Olathe, Kansas, we broke ground on the construction of our own aircraft maintenance and flight certification facility. This facility, located at nearby New Century Airport, will support future development of aviation products. We also completed the expansion of our Olathe facility from 103,000 to 240,000 square feet, which more than doubled manufacturing and warehouse space and tripled engineering space. Thanks to the warehouse expansion and streamlined processes, including a highly efficient pick module, the Olathe facility has doubled its daily shipping capacity. To our dealers and customers, it means they'll have products in their hands sooner as more items are being shipped the same day the order is received.




GARMIN
MKR MUTE
COM1
COM2
COM3
NAV1
NAV2
DME
ADF
TEST
COM1 MIC
COM2 MIC
COM3 MIC
COM 1/2
SPKR
CABIN AUDIO
PA
PILOT
ICS ISOLATION
CREW
SENS
PILOT
COPILOT
GARMIN
GNS 530
COM
133.000
118.900
VLOC
110.90
117.80
APR
DTK
357°
TRK 357°
DIS
1.94
RNG
MENU
CLR
ENT
DEFAULT NAV
GS
100
ETE
01:16
GPS
COM/VLOC
PUSH C/V
CDI
OBS
MSG
FPL
VNAV
PROC
PUSH CRSR
GARMIN
GNS 430
COM
124.300
VLOC
110.90
117.80
APR
strike
VLOC
HILLSDALE LAKE
PUSH CRSR
GARMIN
GTX 330
IDENT
ON
ALT
OFF
VFR
ALT
0227
FLIGHT TIME
01:23:20
FUNC
CRSR
START STOP
CLR
0
1
2
3
4
5
6
7
8
9

Garmin's avionics "stack" featuring the GMA 340 audio panel, GNS 530, GNS 430 and GTX 330 transponder



BMW Motorcycles Navigator

Our commitment to quality

As a leader in the design, manufacturing and distribution of GPS-enabled navigation and communication equipment, Garmin holds to some stringent quality measures. Our Olathe, Kansas and Shijr, Taiwan factories are continually monitored by our internal quality assurance organization and periodically reviewed by International Organization for Standardization (ISO) auditors to confirm compliance with ISO requirements. In addition, FAA specialists regularly review our Olathe operation to verify compliance with Federal Aviation Regulations.

Garmin is committed to continuous improvement of its quality system. In 2001, we achieved QS 9000 certification for our Taiwan operation. Our efforts to expand into new product categories and work with OEM partners motivated us to seek and achieve QS 9000 certification, an internationally recognized automotive quality management certification and quality assurance endorsement. QS 9000 is based on continuous improvement, preventing defects and reducing variation and waste. This standard is a prerequisite for consideration as a supplier to certain car manufacturers. Achieving this certification is an important step in moving our quality system to a higher level and preparing Garmin to supply directly to automobile and motorcycle OEMs.

The service side is an important part of Garmin's emphasis on a quality experience. We want to ensure that our customers worldwide get the support they need, when they need it. A significant effort toward that end resulted in the development of a worldwide aviation service directory. This tool helps customers locate Garmin-authorized aviation service centers anywhere in the world. With strategically positioned parts inventories and qualified repair technicians in key locations, Garmin can offer 24-hour Aircraft On Ground (AOG) service around the globe.

Garmin's commitment to quality goes beyond the standards in place for manufacturing. It is a part of everything we do at Garmin, from the people we hire to the suppliers and retailers with whom we do business. In our efforts to provide quality service to our customers, dealers, investors and the media, we have significantly stepped up our Web presence. Features such as a virtual pressroom, investor relations page, product buying guide, downloadable software updates and online map viewer help our audiences find the answers or support they need.

Going forward

Considering the successful product launches and strategic alliances Garmin made in 2001, we are excited for what the future holds. When it comes to developing innovative products that enhance people's lives, we're not content to operate in the fast lane.

We prefer the passing lane.




Book Value per Share
$5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
.50
0
1997
1998
1999
2000
2001
1.04
1.36
1.95
3.63
4.19


Revenue and Net Income
$500
450
400
350
300
250
200
150
100
50
0
in millions
1997
1998
1999
2000
2001
160.3
169.0
232.6
345.7
369.1
36.1
35.2
64.2
105.7
113.4


Diluted EPS
$2.00
1.80
1.60
1.40
1.20
1.00
.80
.60
.40
.20
0
1997
1998
1999
2000
2001
0.37
0.35
0.64
1.05
1.05


R & D Expenditures
$50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0
in millions
1997
1998
1999
2000
2001
12.7
14.9
17.3
21.8
28.2


Free Cash Flow
$200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0
in millions
1997
1998
1999
2000
2001
37.2
28.3
16.3
64.6
115.3


Garmin 2001 Stock Price Return
50%
40
30
20
10
0
-10
-20
-30
-40
-50
return
Jan 2
Mar 30
Jun 29
Sep 28
Dec 31

Market for the Company's Common Stock and Related Stockholder Matters

The Company's common shares have traded on the Nasdaq National Market under the symbol "GRMN" since its initial public offering on December 8, 2000. As of March 22, 2002 there were approximately 129 shareholders of record.

No cash dividends have been paid since the initial public offering of the Company's common shares on December 8, 2000. The Company intends to retain its earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

The date of the Company's initial public offering was December 8, 2000. The range of high and low closing sales prices of the Company's common shares as reported on the Nasdaq Stock Market for each fiscal quarter of fiscal years 2000 and 2001 was as follows:

	Year Ended December 29, 2001		Year Ended December 30, 2000	
	High	Low	High	Low
First Quarter	$25.13	$17.00	N/A	N/A
Second Quarter	$24.68	$18.00	N/A	N/A
Third Quarter	$23.36	$14.40	N/A	N/A
Fourth Quarter	$21.32	$15.50	$21.19	$18.19

Selected Financial Data

The following table sets forth selected consolidated financial data of the Company. The selected consolidated balance sheet data as of December 29, 2001 and December 30, 2000 and the selected consolidated statement of income data for the years ended December 29, 2001, December 30, 2000 and December 25, 1999 were derived from the Company's audited consolidated financial statements and the related notes thereto which are included in this annual report. The selected consolidated balance sheet data as of December 25, 1999, December 26, 1998 and December 31, 1997 and the selected consolidated statement of income data for the years ended December 25, 1998 and December 31, 1997 were derived from the Company's audited consolidated financial statements, not included herein.

The information set forth below is not necessarily indicative of the results of future operations and should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to those statements included in this annual report.

	Years Ended (1)				
	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999	Dec. 26, 1998	Dec. 31, 1997
	(in thousands, except per share data)				
Consolidated Statements of Income Data:					
Net sales	$369,119	$345,741	$232,586	$169,030	$160,280
Cost of goods sold	170,960	162,015	105,654	82,787	93,620
Gross profit	198,159	183,726	126,932	86,243	66,660
Operating expenses;					
Selling, general and administrative	38,709	32,669	27,063	24,680	17,102
Research and development	28,164	21,764	17,339	14,876	12,657
Total operating expenses	66,873	54,433	44,402	39,556	29,759
Operating income	131,286	129,293	82,530	46,687	36,901
Other income, net (2), (3)	20,749	11,629	1,602	833	11,971
Income before income taxes	152,035	140,922	84,132	47,520	48,872
Income tax provision	38,587	35,259	19,965	12,354	12,780
Net income	$113,448	$105,663	$64,167	$35,166	$36,092
Net income per share:					
Basic	$1.05	$1.05	$0.64	$0.35	$0.37
Diluted	$1.05	$1.05	$0.64	$0.35	$0.37
Weighted average common shares outstanding:					
Basic	108,097	100,489	100,000	99,624	98,876
Diluted	108,447	100,506	100,000	99,624	98,876
Cash dividends per share (4)	$0.00	$0.29	$0.13	$0.12	$0.09
Balance Sheet Data (at end of Period):					
Cash and cash equivalents	$192,842	$251,731	$104,079	$80,360	$64,243
Marketable securities	$131,584	$0	$0	$0	$0
Total assets	$532,155	$463,347	$250,090	$174,532	$143,482
Total debt (5)	$32,188	$46,946	$27,720	$9,708	$15,823
Total stockholders' equity	$453,969	$365,239	$194,599	$135,940	$104,204

(1) Our fiscal year-end is the last Saturday of the calendar year and does not always fall on December 31. Prior to 1998, our fiscal years ended on December 31.

(2) Other income, net mainly consists of interest income, interest expense and foreign currency gain (loss).

(3) Includes $11.6 million, $7.0 million, and $10.0 million of foreign currency gains during 2001, 2000, and 1997, respectively.

(4) Represents cash dividends per share based on the actual number of shares outstanding at the time of the dividend, as adjusted for the 1.12379256 for 1 stock split of our common shares, effected through a stock dividend on November 6, 2000. There were no cash dividends issued during 2001.

(5) Total debt consists of notes payable and long-term debt.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations focuses on and is intended to clarify the results of our operations, certain changes in our financial position, liquidity, capital structure and business developments for the periods covered by the consolidated financial statements included in this annual report. This discussion should be read in conjunction with, and is qualified by reference to, the other related information including, but not limited to, the audited consolidated financial statements (including the notes thereto and the independent auditor's report thereon) as set forth in this Annual Report, as well as the risk factors discussed in the Form 10-K for the year ended December 29, 2001 filed by the Company with the Securities and Exchange Commission in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Company-Specific Trends and Risks" (the "Company-Specific Trends and Risks").

The discussion set forth below, as well as other portions of this Annual Report, contains statements concerning potential future events. Readers can identify these forward-looking statements by their use of such verbs as expects, anticipates, believes or similar verbs or conjugations of such verbs. If any of our assumptions on which the statements are based prove incorrect or should unanticipated circumstances arise, our actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, the Company-Specific Trends and Risks. Readers are strongly encouraged to consider those factors when evaluating any such forward-looking statement. We will not update any forward-looking statements in this Annual Report.

Prior to 1998, the Company's fiscal year was based on a calendar year. In 1998, the Company elected to change its fiscal year to a 52-53 week period ending on the last Saturday of the calendar year. Fiscal year 2000 contained 53 weeks compared to 52 weeks for fiscal years 2001, 1999 and 1998. Unless otherwise stated, all years and dates refer to the Company's fiscal year and fiscal periods. Unless the context otherwise requires, references in this document to "we," "us," "our" and similar terms refer to Garmin Ltd. and its subsidiaries.

Overview

We are a leading worldwide provider of navigation, communications and information devices, most of which are enabled by Global Positioning System, or GPS, technology. We operate in two business segments, the consumer and aviation markets. Both of our segments offer products through our network of independent dealers and distributors. However, the nature of products and types of customers for the two segments vary significantly. As such, the segments are managed separately. Our consumer segment includes portable GPS receivers and accessories for marine, recreation, land and automotive applications sold primarily to retail outlets. Our aviation products are portable and panel-mount avionics for Visual Flight Rules and Instrument Flight Rules navigation and are sold primarily to retail outlets and certain aircraft manufacturers.

Since our first products were delivered in 1991, we have generated positive income from operations each year and have funded our growth from these profits. Our sales have increased at a compounded annual growth rate of 23% since 1997 and our net income has increased at a compounded annual growth rate of 33% since 1997. All of this growth has been organic; none has occurred as a result of any acquisition or merger.

Since our principal locations are in the United States, Taiwan and the U.K., we experience some foreign currency fluctuations in our operating results. The functional currency of our European operations is the U.S. dollar (effective in 2001) and the functional currency of our Asian operations is the Taiwan Dollar. Minimal transactions of our European operations are now denominated in British Pound Sterling. We experienced $11.6 million, $7.0 million, and $10.0 million in foreign currency gains during fiscal years 2001, 2000, and 1997, respectively. To date, we have not entered into hedging transactions with either the British Pound Sterling or the Taiwan Dollar, although we may utilize hedging transactions in the future.

Critical Accounting Policies and Estimates

General

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The presentation of these financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to customer sales programs and incentives, product returns, bad debts, inventories, investments, intangible assets, income taxes, warranty obligations, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company records estimated reductions to revenue for customer sales programs and incentive offerings including rebates, price protection, promotions and other volume-based incentives. If market conditions were to decline, the Company may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

Bad Debt

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranties

The Company's products sold are generally covered by a warranty for periods ranging from one to two years. The Company accrues a warranty reserve for estimated costs to provide warranty services. The Company's estimate of costs to service its warranty obligations is based on historical experience and expectation of future conditions. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, its warranty accrual will increase resulting in decreased gross profit.

Inventory

The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Income Taxes

It is the Company's policy to record a valuation allowance to reduce its deferred tax assets to an amount that it believes is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Net Sales

Our net sales are generated through sales to our global dealer and distributor network and to original equipment manufacturers. We recognize sales when products are shipped. Our sales are largely of a consumer nature; therefore backlog levels are not necessarily indicative of our future sales results. We aim to achieve a quick turnaround on orders we receive, and we typically ship most orders within 72 hours.

Net sales are subject to some seasonal fluctuation. Typically, sales of our consumer products are highest in the second quarter, due to increased demand during the spring and summer marine season, and in the fourth quarter, due to increased demand during the holiday buying season. Our aviation products do not experience much seasonal variation, but are more influenced by the timing of the release of new products when the initial demand is typically the strongest.

Gross Profit

The most significant components of our cost of goods sold are raw material, labor and depreciation. Raw material costs, which are our most significant cost item, generally have not fluctuated materially as a percentage of sales since early 1998, when we negotiated lower raw material costs with our key suppliers. As a result, gross profit increased substantially as a percentage of sales in 1998 from that realized in prior years.

In 2000, we experienced upward pricing pressures on our high technology components, but had offset those with efficiencies in our manufacturing processes. We did not experience significant pricing pressure in fiscal 2001. Our existing practice of performing in-house, the design and manufacture of our products has enabled us to utilize alternative lower cost components from different suppliers and, where necessary, to redesign our products to permit us to use these lower cost components. We believe that because of our practice of performing in-house, the design, manufacture and marketing of our products, both the Taipei, Taiwan and Olathe, Kansas manufacturing plants have experienced relatively low costs of manufacturing, compared to our competition. In general, products manufactured in Taiwan have been our highest volume products. Our manufacturing labor costs historically have been lower in Taiwan than in Olathe.

Sales price variability has had and can be expected to have an effect on our gross profit. In the past, prices of some of our handheld devices sold into the consumer market have declined due to market pressures and introduction of new products sold at lower price points. The average selling prices of our aviation products have increased due to the introduction of more advanced and innovative products. In conjunction with the effects of lower labor costs experienced on Taiwan production, the effect of the sales price variability inherent within the mix of GPS-enabled products sold could have a significant impact on our gross profit.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of:

- salaries for sales and marketing personnel;
- salaries and related costs for executives and administrative personnel;
- advertising, marketing, and other brand building costs;
- accounting and legal costs;
- information systems and infrastructure costs;
- travel and related costs; and
- occupancy and other overhead costs.

Since we plan to increase market penetration in the future, we expect selling, general and administrative expenses to continue to increase for the foreseeable future. We intend to increase advertising and marketing expenses in order to build increased brand awareness in the consumer marketplace, especially as we enter into new markets, such as wireless and PDA. We do not anticipate that these increased expenses will significantly impact our financial results in 2002 and subsequent periods.

Research and Development

The majority of our research and development costs represent salaries for our engineers, costs for high technology components used in product and prototype development, and costs of test equipment needed during product development.

We have continued to grow our research and development capabilities since our inception. Substantially all of the research and development of our products is performed in the United States.

We are committed to increasing the level of innovative design and development of new products as we strive for expanded ability to serve our existing consumer and aviation markets as well as new markets for GPS-enabled devices. We continue to grow our research and development budget on absolute terms. Research and development expenses may also grow at a faster rate when compared to our projected revenue growth for fiscal year 2002.

Customers

No customer accounted for greater than 10% of our sales in the year ended December 29, 2001. Our top ten customers accounted for approximately 26% of net sales. We have experienced average sales days in our customer accounts receivable between 35 and 45 days since 1998.

Income Taxes

We have experienced a relatively low effective tax rate in Taiwan due to lower marginal tax rates and substantial tax incentives offered by the Taiwanese government on certain high-technology capital investments. Therefore, profits earned in Taiwan have been taxed at a lower rate than those in the United States and Europe. As a result, our consolidated effective tax rate was approximately 25% during 2001. We have taken advantage of this tax benefit in Taiwan since our inception and we expect to continue to benefit from lower effective tax rates at least through 2004. The current Taiwan tax incentives that Garmin has received approval for will end in 2004. We have applied for additional incentives for years beyond 2004. However, there can be no assurance that such tax incentives will be granted after 2004.

Results of Operations

The following table sets forth our results of operations as a percentage of net sales during the periods shown:

	Fiscal Years Ended		
	Dec. 29, 2001	Dec. 30, 2000	Dec. 25, 1999
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	46.3%	46.9%	45.4%
Gross profit	53.7%	53.1%	54.6%
Operating expenses:			
Selling, general and administrative	10.5%	9.4%	11.6%
Research and development	7.6%	6.3%	7.5%
Total operating expenses	18.1%	15.7%	19.1%
Operating income	35.6%	37.4%	35.5%
Other income, net	5.6%	3.4%	0.7%
Income before income taxes	41.2%	40.8%	36.2%
Provision for income taxes	10.5%	10.2%	8.6%
Net income	30.7%	30.6%	27.6%

The following table sets forth our results of operations for each of our two segments through income before income taxes during the periods shown. For each line item in the table, the total of the consumer and aviation segments' amounts equals the amount in the consolidated statements of income included in this annual report.

	Fiscal Years Ended					
	Dec. 29, 2001		Dec. 30, 2000		Dec. 25, 1999	
	Consumer	Aviation	Consumer	Aviation	Consumer	Aviation
	(in thousands)					
Net sales	$263,358	$105,761	$230,183	$115,558	$169,164	$63,422
Cost of goods sold	130,836	40,124	114,656	47,359	78,088	27,566
Gross profit	132,522	65,637	115,527	68,199	91,076	35,856
Operating expenses:						
Selling, general and administrative	29,018	9,691	23,756	8,913	20,486	6,577
Research and development	18,197	9,967	14,210	7,554	11,431	5,908
Total operating expenses	47,215	19,658	37,966	16,467	31,917	12,485
Operating income	85,307	45,979	77,561	51,732	59,159	23,371
Other income, net	17,204	3,545	10,542	1,087	1,290	312
Income before income taxes	$102,511	$49,524	$88,103	$52,819	$60,449	$23,683

Comparison of Fiscal Years Ended December 29, 2001 and December 30, 2000

Net Sales

Net sales increased $23.4 million, or 6.8%, to $369.1 million for fiscal year ended December 29, 2001, from $345.7 million for fiscal year ended December 30, 2000. The increase during fiscal 2001 was primarily due to the introduction of 25 new products and overall demand for our consumer products. Sales from our consumer products accounted for 71.3% of net revenues for fiscal 2001 compared to 66.6% during fiscal 2000. Sales from our aviation products accounted for 28.7% of net revenues for fiscal 2001 compared to 33.4% during fiscal 2000. Total consumer and aviation units increased 8.8% to 1,331,000 in 2001 from 1,223,000 in 2000. In general, management believes that continuous innovation and the introduction of new products are essential for future revenue growth.

Net sales for the consumer segment increased $33.2 million, or 14.4%, to $263.4 million for fiscal 2001 from $230.2 million for fiscal 2000. The increase was primarily due to the introduction of 22 new consumer products and overall demand for our consumer products as total units were up 9.7%. It is management's opinion that the continued demand for the Company's consumer products is due to the emergence of the GPS market in general, and overall increased consumer awareness of the capabilities and applications of GPS.

Net sales for the aviation segment decreased $9.8 million, or 8.5%, to $105.8 million for fiscal 2001 from $115.6 million for fiscal 2000. The decrease for fiscal 2001 was primarily due to declining economic conditions and the shut down of U.S. airspace as a result of the terrorist attacks that occurred on September 11, 2001. In addition to the shut down of U.S. airspace, the general aviation industry was further impacted by the additional restrictions implemented by the Federal Aviation Administration (FAA) on those flights that fly utilizing Visual Flight Rules (VFR). The FAA restricted VFR flight inside 30 enhanced Class B (a 20-25 mile radius around the 30 largest metropolitan areas in the country) airspace areas. The Aircraft Owners and Pilots Association (AOPA) estimated that these restrictions affected approximately 41,800 general aviation aircraft based at 282 airports inside the 30 enhanced Class B airspace areas. The AOPA estimates that approximately 90% of all general aviation flights are conducted VFR, and that only 15% of general aviation pilots are current to fly utilizing Instrument Flight Rules (IFR). These restrictions impacted our revenues since many general aviation aircraft were grounded and were unable to fly to aviation dealers to buy our products. As a result of the factors indicated above, total aviation units sold during fiscal 2001 declined 9.3% when compared to fiscal 2000.

As of February 20, 2002, there continue to be temporary flight restrictions on several general aviation airports across the nation as a result of the September 11 terrorist attacks. As stated above, the Company's aviation segment represents approximately one-third of total revenues. Should the FAA continue to impose more restrictions, or elect to shutdown U.S. airspace in the future, these factors could have a material adverse effect on our business.

Gross Profit

Gross profit increased $14.5 million, or 7.9%, to $198.2 million for fiscal year 2001 from $183.7 million in fiscal year 2000. The increase is primarily attributed to the introduction of 25 new products and overall demand for our consumer products. Gross profit as a percentage of net revenues improved to 53.7% in 2001 from 53.1% in 2000. The improvement in gross margin was primarily due to the introduction of new higher margin products, improved manufacturing efficiencies on many of the new products introduced throughout the year, and a reduction of material costs.

Gross profit for the consumer segment increased $17.0 million, or 14.7%, to $132.5 million for fiscal 2001 from $115.5 million in fiscal 2000. The increase is primarily attributed to the introduction of 22 new consumer products and overall demand for our consumer products. Gross profit as a percentage of net revenues remained relatively flat at 50.3% for 2001 when compared to 50.2% for 2000.

Gross profit for the aviation segment decreased $2.6 million, or 3.8%, to $65.6 million for fiscal 2001 from $68.2 million for fiscal 2000. The decline in gross profit is primarily due to the decrease in revenues associated with declining economic conditions and the shut down of U.S. airspace as a result of the terrorist attacks that occurred on September 11, 2001. Gross profit as a percentage of net revenues improved to 62.1% in 2001 from 59.0% in 2000. This improvement as a percentage of net revenues is primarily attributed to product mix as we experienced a 13.9% increase in higher margin panel mount unit sales during 2001 when compared to 2000.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $6.0 million, or 18.5%, to $38.7 million (10.5% of net revenues) for fiscal 2001 from $32.7 million (9.4% of net revenues) for fiscal 2000. Selling, general and administrative expenses increased $5.3 million, or 22.2%, in the consumer segment and increased $0.8 million, or 8.7% in the aviation segment. The increase in expense was primarily attributable to increases in employment generally across the organization (net increase of 32 employees), increased advertising costs (up 27.6%) associated with new product releases, increased costs associated with being a public company, and increases in insurance premiums. Overall, selling, general and administrative expenses increased at a higher rate than revenues due to the need to ramp-up for the release of new products. Management expects its selling, general and administrative expenses to increase approximately 15% to 20% during fiscal 2002 on an absolute dollar basis due to the anticipated introduction of new products for 2002.

Research and Development Expenses

Research and development expenses increased $6.4 million, or 29.4%, to $28.2 million (7.6% of net revenues) for fiscal year 2001 from $21.8 million (6.3% of net revenues) for fiscal year 2000. Research and development expenses increased $4.0 million, or 28.1%, in the consumer segment and increased $2.4 million, or 31.9%, in the aviation segment. The increase in expense was primarily attributable to the development and introduction of 25 new products, and the addition of 50 new engineers to our staff during fiscal 2001. Management believes that one of the key strategic initiatives for future growth and success of the Company is continuous innovation, development, and introduction of new products. Management expects that its research and development expenses will increase approximately 25% to 30% during fiscal 2002 on an absolute dollar basis due to the anticipated introduction of new products for fiscal 2002. Management expects to continue to invest in the research and development of new products and technology in order to maintain the Company's competitive advantage in the markets in which it competes.

Other Income (Expense)

Other income (expense) principally consists of interest income, interest expense and foreign currency exchange gains and losses. Other income for fiscal year 2001 amounted to $20.7 million compared to other income of $11.6 million for fiscal year 2000. Interest income for fiscal 2001 amounted to $11.2 million compared to $6.9 million for fiscal 2000, the increase being attributable to the growth of the Company's cash and cash equivalents from profitable operations during the period on which interest income is earned. Interest expense decreased to $2.2 million for fiscal 2001 from $2.3 million for fiscal 2000, due primarily to the reduction of debt and a lower interest rate environment during fiscal 2001.

We recognized a foreign currency exchange gain of $11.6 million for fiscal 2001 compared to a gain of $7.0 million for fiscal 2000. The $11.6 million gain was due to the significantly increased strength of the U.S. Dollar compared to the Taiwan Dollar during 2001, when the exchange rate increased to 35.17 TD/USD at December 29, 2001 from 33.01 TD/USD at December 30, 2000. The $7.0 million gain during 2000 was due to the significantly increased strength of the U.S. Dollar compared to the Taiwan Dollar during 2000, when the exchange rate increased to 33.01 TD/USD at December 30, 2000 from 31.30 TD/USD at December 25, 1999.

Income Tax Provision

Income tax expense increased by $3.3 million, to $38.6 million, for fiscal year 2001 from $35.3 million for fiscal year 2000 due to our higher taxable income. The effective tax rate was 25.4% for fiscal 2001 versus 25.0% for fiscal 2000. The increase is attributable to the source of taxable income between each of our subsidiaries changing slightly during 2001. Management believes that the effective tax rate for fiscal 2002 will be comparable to fiscal 2001.

Net Income

As a result of the above, net income increased 7.4% to $113.4 million for fiscal year 2001 compared to $105.7 million for fiscal year 2000.

Comparison of Fiscal Years Ended December 30, 2000 and December 25, 1999

Net Sales

Our net sales were $345.7 million in fiscal 2000, a 49% increase over net sales of $232.6 million in fiscal 1999. The increase in sales during this period was driven by increased demand across nearly all product lines which reflects the overall growth of the GPS market. Sales from our consumer products accounted for 66.6% of net sales in fiscal 2000 compared to 72.7% of net sales in fiscal 1999. Sales from our aviation products accounted for 33.4% of net sales in fiscal 2000 compared to 27.3% of net sales in fiscal 1999. Net sales increased $61.0 million, or 36%, in the consumer segment and $52.1 million, or 82%, in the aviation segment. In May 2000, President Clinton withdrew the prior government degradation placed on GPS accuracy. Although difficult to quantify, management believes that the withdrawal of this degradation has helped drive increased demand for and sales of consumer GPS devices in 2000. The aviation sales growth was driven by new products introduced in early 2000 and continued strong demand of our panel mount aviation products that were introduced in early 1999.

Gross Profit

Gross profit was $183.7 million in fiscal 2000, a 45% increase over gross profit of $126.9 million in fiscal 1999. Gross profit as a percent of net sales decreased to 53.1% in fiscal 2000 from 54.6% in fiscal 1999 due primarily to inventory charges that were recorded during 2000 to reserve for excess stocks and technological obsolescence related to the transition to new products expected during fiscal 2001, offset by the effects of increased efficiencies from higher sales volume across all products and the 6.1 percentage point shift in the mix to higher margin aviation sales. Gross profit increased $24.5 million, or 27%, in the consumer segment and $32.3 million, or 90%, in the aviation segment. The percentage increase in gross profits for each segment is generally comparable to the percentage increase in that segment's net sales with the consumer segment gross profit affected more by the inventory charges mentioned above.

Selling, General and Administrative Expenses

Despite a 49% increase in net sales, selling, general and administrative expenses only increased 21%, to $32.7 million (9.4% of net sales) in fiscal 2000 from $27.1 million (11.6% of net sales) in fiscal 1999. Selling, general and administrative expenses increased $3.3 million, or 16%, in the consumer segment and $2.3 million, or 36%, in the aviation segment. The increase in expense reflects increased employment generally across the organization but also specifically in the areas of customer service and marketing, in support of our increased sales in both segments. The percentage increase was higher in the aviation segment than in the consumer segment due to the significant increase in aviation net sales as compared to consumer sales growth. We also experienced an increase in our cooperative advertising costs, which is an ongoing program with our key dealers and distributors in both segments.

Research and Development Expense

Research and development expense increased approximately 26% to $21.8 million (6.3% of net sales) in fiscal 2000 from $17.3 million (7.5% of net sales) in fiscal 1999. Research and development expense increased $2.8 million, or 24%, in the consumer segment and $1.6 million, or 28%, in the aviation segment. The increase in expense was due primarily to additional product development costs in both consumer and aviation segments as well as additional software development in the consumer segment. The percentage increase was slightly higher in the aviation segment due to the development of Garmin's next generation aviation products.

Other Income (Expense)

Other income (expense) principally consists of interest income, interest expense and foreign currency exchange gains and losses. Other income (expense) for fiscal 2000 amounted to $11.6 million compared to $1.6 million in fiscal 1999. Interest income during fiscal 2000 amounted to $6.9 million compared to $4.3 million in fiscal 1999, the increase being attributable to the growth of Garmin's cash and cash equivalents during the year on which interest income is earned. Interest expense increased to $2.3 million in fiscal 2000 from $0.6 million in fiscal 1999, due primarily to the additional long-term debt required to finance the 1999 purchase of our new Taiwan facility and further expand our Olathe, Kansas facility in 2000. We recognized a foreign currency exchange gain of $7.0 million during fiscal 2000 compared to a $1.5 million loss in fiscal 1999 due to the significant strengthening of the U.S. Dollar compared to the Taiwan Dollar during fiscal year 2000, when the exchange rate increased from 31.30 TD/USD at December 25, 1999 to 33.01 TD/USD at December 30, 2000.

Income Tax Provision

Income tax expense increased by $15.3 million, to $35.3 million, in fiscal 2000 from $20.0 million in fiscal 1999, due to our higher taxable income. The effective tax rate was 25.0% in fiscal 2000 versus 23.7% in fiscal 1999. The increase is partly attributable to a surtax on undistributed earnings in Taiwan that Garmin will pay in 2001. The tax cost of distributing earnings from Garmin Corporation, Garmin's Taiwan subsidiary, to the Company significantly exceeds the amount of the surtax. Prior to Garmin's reorganization, completed in September 2000 in contemplation of its IPO, distributions made to Garmin Corporation shareholders resulted in minimal tax cost to Garmin.

Net Income

As a result of the above, net income in fiscal 2000 was $105.7 million compared to $64.2 million in fiscal 1999.

Liquidity and Capital Resources

Net cash generated by operations was $130.0 million, $83.5 million, and $48.5 million for fiscal years 2001, 2000 and 1999, respectively. We operate with a strong customer driven approach and therefore carry sufficient inventory to meet customer demand. Because we desire to respond quickly to our customers and minimize order fulfillment time, our inventory levels are generally high enough to meet most demand. We also attempt to carry sufficient inventory levels on key components so that potential supplier shortages have as minimal an impact as possible on our ability to deliver our finished products. We do not anticipate that our inventory management techniques will have a negative impact on our financial results in the future. We were able to reduce inventory levels during fiscal year 2001 by $28.7 million when compared to fiscal year end 2000, without impairing our ability to meet customer demand, by effectively managing the introduction of 25 new products during the year.

During fiscal 2001, our capital expenditures totaled $14.9 million, which was $9.9 million less than during 2000. In fiscal 2000 and 1999, our capital expenditures totaled approximately $24.8 million and $32.2 million, respectively. The expenditures in fiscal 2001 were incurred primarily for the completed expansion of our Olathe, Kansas facility ($3.2 million), the construction of our new flight test and certification facility ($1.6 million) located at the New Century Airport in Olathe, Kansas, and for general corporate purposes. The expenditures in fiscal 2000 and 1999 were incurred primarily to increase our manufacturing capacity both in the United States and in Taiwan. We financed these capital expenditures through net operating cash flow and debt from outside financial institutions.

The fiscal 2000 capital expenditures were primarily for our Olathe, Kansas building and land expansion project that was approximately 80% complete as of December 30, 2000. The 1999 capital expenditures were primarily for the purchase of building and land for our Taiwan factory. We expect our needs for capital in 2002 to be less than those incurred during 2001 since the recent expansions are complete. We expect our future capital requirements to consist primarily of purchases of production machinery and equipment to expand capacity. A portion will also be used for conversion of available space in our Olathe, Kansas building for assembly use and expansion of our testing operations using our facility in Shijr, Taiwan. We may use a portion of the net proceeds from our December 2000 IPO to acquire targeted strategic businesses.

In addition to capital expenditures, cash flow used in investing activities principally relates to the purchase of fixed income securities associated with the investment of our on-hand cash balances and approximately $15.7 million related to the purchase of licenses and our acquisition of Sequoia Instruments, Inc. It is management's goal to invest the on-hand cash consistent with the Company's investment policy, which has been approved by the Board of Directors. The investment policy's primary purpose is to preserve capital, maintain an acceptable degree of liquidity, and maximize yield within the constraint of maximum safety. The Company's average return on its investments during fiscal year 2001 was approximately 4.0%.

Cash flow used in financing activities during 2001 relates primarily to the reduction of our Taiwan debt and stock repurchase program. The Company retired approximately $14.2 million of its long-term debt during fiscal 2001. Additionally, the Company repurchased 595,200 shares of its common stock under its stock repurchase program that was approved by the Board of Directors on September 24, 2001. The cash flow source from financing activities during 2000 was due primarily to the issuance of debt and IPO proceeds less dividend distributions.

We currently use cash flow from operations to fund our capital expenditures, to repay debt and to support our working capital requirements. We expect that future cash requirements will principally be for capital expenditures, repayment of indebtedness and working capital requirements.

Cash dividends paid to stockholders were $0.0, $29.0 million, and $7.5 million during fiscal years 2001, 2000 and 1999, respectively. Included in cash dividends for fiscal 2000 was a special one-time dividend of $17.4 million that was paid in order to provide funds to shareholders to pay withholding taxes and stock transfer taxes related to the reorganization of Garmin Corporation. We do not anticipate paying additional dividends in the foreseeable future.

We believe that our existing cash balances and cash flow from operations will be sufficient to meet our projected capital expenditures, working capital and other cash requirements at least through the end of fiscal 2002.

Contractual Obligations and Commercial Commitments

On March 23, 2000, Garmin International, Inc. completed a $20.0 million 20-year Taxable Industrial Revenue Bond issuance for the expansion of its Olathe, Kansas facility. At December 29, 2001, outstanding principal under the 2000 Bonds totaled $20.0 million. Interest on the 2000 Bonds is payable monthly at a variable interest rate (2.10% at December 29, 2001), which is adjusted weekly to the current market rate as determined by the remarketing agent of the 2000 Bonds with principal due upon maturity on April 15, 2020.

The 2000 Bonds are secured by an irrevocable letter of credit totaling $20.3 million with facility fees of 0.75%. This renewable letter of credit initially expires on September 20, 2004. The bank has required a sinking fund be established with semiannual payments of $0.7 million beginning April 2002.

On January 1, 1995, Garmin International, Inc. completed a $9.5 million 30-year Tax-Exempt Industrial Revenue Bond issuance for the construction of its new corporate headquarters located in Olathe, Kansas. Upon completion of the project in 1996, Garmin International retired bonds totaling $0.2 million. At December 29, 2001 and December 30, 2000, outstanding principal under the Bonds totaled $9.3 million. Interest on the Bonds is payable monthly at a variable interest rate (1.75% and 5.15% at December 29, 2001 and December 30, 2000, respectively), which is adjusted weekly to the current market rate as determined by the remarketing agent for the Bonds with principal due upon maturity on January 1, 2025.

The Bonds are secured by an irrevocable letter of credit totaling $9.7 million, with facility fees of 0.75% annually, through September 30, 2004, renewable on an annual basis thereafter. The bank has the option of requiring Garmin International, Inc. to establish a sinking fund related to the principal balance outstanding on the Bonds, which it had not exercised through December 29, 2001. The letter of credit is secured by a mortgage on all assets financed with the proceeds of the Bonds and is guaranteed by Garmin Corporation.

Our reimbursement agreements contain restrictive covenants, which include, among other things, financial covenants requiring minimum cash flow leverage, maximum capitalization, minimum tangible net worth, and other affirmative and negative covenants. We do not expect these limitations to have a material effect on our business or results of operations. We are in compliance with all covenants contained in the reimbursement agreements.

During 1999, Garmin Corporation borrowed $18.0 million to finance the purchase of land and a new manufacturing facility in Shijr, Taiwan. The outstanding balance of $2.8 million at December 29, 2001, was paid in full in January 2002.

We utilize interest rate swap agreements to manage interest rate exposure. The principal objective of such financial derivative contracts is to moderate the effect of fluctuations in interest rates. We, as a matter of policy, do not speculate in financial markets and therefore do not hold these contracts for trading purposes. We utilize what are considered simple instruments, such as non-leveraged interest rate swaps, to accomplish our objectives.

The company has the option at any time during the year to retire a portion or all of its long-term debt.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. This new standard, when in effect, will supersede SFAS Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to Be Disposed Of," providing one accounting model for the review of asset impairment. Statement No. 144 retains much of the recognition and measurement provisions of Statement No. 121, but removes goodwill from its scope. It also requires long-lived assets to be disposed of other than by sale to be considered as held and used until disposed of, requiring the depreciable life to be adjusted as an accounting change. Criteria to classify long-lived assets to be disposed of by sale has changed from SFAS Statement No. 121, but these costs will continue to be reported at the lower of their carrying amount or fair value less cost to sell, and will cease to be depreciated.

Statement 144 will also supercede the section of the Accounting Principles Board (APB) Opinion No. 30, which prescribes reporting for the effects of a disposal of a segment of a business. This statement retains the basic presentation provisions of the opinion, but requires losses on a disposal or discontinued operation to be recognized as incurred. It also broadens the definition of a discontinued operation to include a component of an entity. This statement is not expected to have a material impact on our financial statements.

In July 2001, the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations." The objective of this statement is to provide accounting guidance for legal obligations associated with the retirement of long-lived assets by requiring the fair value of a liability for the asset retirement obligation to be recognized in the period in which it is incurred. When the liability is initially recognized, the asset retirement costs should also be capitalized by increasing the carrying amount of the related long-lived asset. The liability is then accreted to its present value each period and the capitalized costs are depreciated over the useful life of the associated asset. This statement is effective for fiscal years beginning after June 15, 2002, and is not expected to have a material impact on our financial statements.

In June 2001, the (FASB) issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 supercedes APB Opinion No. 16, "Business Combinations," and FASB Statement No. 28, "Accounting for Pre-acquisition Contingencies of Purchased Enterprises." This statement requires accounting for all business combinations using the purchase method, and changes the criteria for recognizing intangible assets apart from goodwill. This statement is effective for all business combinations initiated after June 30, 2001. Statement No. 142 supercedes APB Opinion No. 17, "Intangible Assets" and addresses how purchased intangibles should be accounted for upon acquisition. The statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. All intangibles will be subject to periodic impairment testing and will be adjusted to fair value. This statement is effective for fiscal years beginning after December 15, 2001, and is not expected to have a material impact on our business.

In June 1998 and June 1999, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities–Deferral of the Effective Date of FASB Statement No. 133. These statements require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 was effective for our fiscal year ending December 29, 2001. The adoption of SFAS No. 133 has not had a material impact on our financial condition or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Market Sensitivity

We have market risk primarily in connection with the pricing of our products and services and the purchase of raw materials. Product pricing and raw materials costs are both significantly influenced by semiconductor market conditions. Historically, during cyclical industry downturns, we have been able to offset pricing declines for our products through a combination of improved product mix and success in obtaining price reductions in raw material costs.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Foreign Currency Exchange Rate Risk

The operation of the Company's subsidiaries in international markets results in exposure to movements in currency exchange rates. We generally have not been significantly affected by foreign exchange fluctuations because, until recently, the Taiwan Dollar has proven to be relatively stable. However, within the last two years we have experienced significant foreign currency gains due to the strengthening of the U.S. dollar. The potential of volatile foreign exchange rate fluctuations in the future could have a significant effect on our results of operations.

The principal currency involved is the Taiwan Dollar. Garmin Corporation, located in Shijr, Taiwan uses the local currency as the functional currency. The Company translates all assets and liabilities at year-end exchange rates and income and expense accounts at average rates during the year. In order to minimize the effect of the currency exchange fluctuations on our operations, we have elected to retain most of our cash at our Taiwan subsidiary in U.S. dollars. As discussed above, the exchange rate increased 6.5% during 2001 and resulted in a foreign currency gain of $11.6 million. If the exchange rate decreased by a similar percentage, a comparable foreign currency loss would be recognized.

Interest Rate Risk

As of December 29, 2001, we have interest rate risk in connection with our industrial revenue bonds that bear interest at a floating rate. Garmin International, Inc. entered into two interest rate swap agreements, one on July 1, 2000 ($10.0 million) and another on February 6, 2001 ($5.0 million), totaling $15.0 million to modify the characteristics of its outstanding long-term debt from a floating rate to a fixed rate basis. These agreements involve the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreements without an exchange of the underlying principal amount. The estimated fair value of the interest swap agreements of $1.5 million is the amount we would be required to pay to terminate the swap agreements at December 29, 2001. A 10% positive or negative change in the floating counterparty interest rates associated with the swaps would change the estimated fair value of the interest rate swap agreements to $1.4 million (positive 10% change) or $1.6 million (negative 10% change), respectively.

The Company's average outstanding debt during fiscal year 2001 was approximately $39.3 million. The average interest rate on debt during fiscal 2001 was 5.5%. A 10% positive or negative change in the average interest rate during fiscal 2001 would have resulted in interest expense of $2.4 million (positive 10% change) or $1.9 million (negative 10% change), respectively. This compares to the actual interest expense of $2.2 million during fiscal 2001.

Garmin Ltd. and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Contents

Report of Independent Auditors. 33

Consolidated Balance Sheets at December 29, 2001 and December 30, 2000 34

Consolidated Statements of Income for the Years Ended December 29, 2001, December 30, 2000, and December 25, 1999 35

Consolidated Statements of Stockholders' Equity for the Years Ended December 29, 2001, December 30, 2000, and December 25, 1999 36

Consolidated Statements of Cash Flows for the Years Ended December 29, 2001, December 30, 2000, and December 25, 1999 37

Notes to Consolidated Financial Statements. 39

Report of Independent Auditors

The Board of Directors and Stockholders
Garmin Ltd.

We have audited the accompanying consolidated balance sheets of Garmin Ltd. and subsidiaries (the Company) as of December 29, 2001 and December 30, 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2001. Our audits also included the financial statement schedule listed in the index at Item 14(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Garmin Ltd. and subsidiaries at December 29, 2001 and December 30, 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Kansas City, Missouri
February 1, 2002

/s/ Ernst & Young LLP
Ernst & Young LLP

Garmin Ltd. and Subsidiaries
Consolidated Balance Sheets
(In Thousands, Except Share Information)

	December 29, 2001	December 30, 2000
Assets		
Current assets:		
Cash and cash equivalents	$192,842	$251,731
Marketable securities *(Note 3)*	40,835	-
Accounts receivable, less allowance for doubtful accounts of $2,627 in 2001 and $1,866 in 2000	47,998	32,719
Inventories	61,132	89,855
Deferred income taxes *(Note 8)*	7,007	12,293
Prepaid expenses and other current assets	2,921	1,423
Total current assets	352,735	388,021
Property and equipment *(Note 5)*:		
Land and improvements	20,414	21,135
Building and improvements	32,864	29,493
Office furniture and equipment	11,365	9,151
Manufacturing equipment	17,282	16,543
Engineering equipment	11,671	8,237
Vehicles	1,671	245
	95,267	84,804
Accumulated depreciation	25,181	20,100
	70,086	64,704
Restricted cash *(Note 5)*	1,600	5,848
Marketable securities *(Note 3)*	90,749	-
Intangible assets	16,985	4,774
Total assets	$532,155	$463,347
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$18,837	$22,496
Salaries and benefits payable	3,308	3,441
Accrued warranty costs	4,777	5,228
Accrued sales program costs	2,518	3,403
Other accrued expenses *(Note 9)*	2,967	1,091
Income taxes payable	12,444	13,725
Current portion of long-term debt *(Note 5)*	4,177	587
Total current liabilities	49,028	49,971
Long-term debt *(Note 5)*	28,011	46,359
Deferred income taxes *(Note 8)*	1,147	1,686
Other liabilities	-	92
Stockholders' equity:		
Preferred stock, $1.00 par value, 1,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value 500,000,000 shares authorized *(Notes 12 and 13)*:		
Shares issued and outstanding – 107,774,918 in 2001 and 108,242,111 in 2000	1,078	1,082
Additional paid-in capital	127,131	133,925
Retained earnings *(Notes 5 and 6)*	365,087	253,140
Accumulated other comprehensive loss	(39,327)	(22,908)
Total stockholders' equity	453,969	365,239
Total liabilities and stockholders' equity	$532,155	$463,347

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Income
(In Thousands, Except Share and Per Share Information)

	Year Ended		
	December 29, 2001	December 30, 2000	December 25, 1999
Net sales	$369,119	$345,741	$232,586
Cost of goods sold	170,960	162,015	105,654
Gross profit	198,159	183,726	126,932
Selling, general, and administrative expenses	38,709	32,669	27,063
Research and development expense	28,164	21,764	17,339
	66,873	54,433	44,402
Operating income	131,286	129,293	82,530
Other income (expense):			
Interest income	11,164	6,925	4,327
Interest expense	(2,174)	(2,287)	(577)
Foreign currency	11,573	6,962	(1,469)
Other	186	29	(679)
	20,749	11,629	1,602
Income before income taxes	152,035	140,922	84,132
Income tax provision (benefit):			
Current	33,781	39,723	19,130
Deferred	4,806	(4,464)	835
	38,587	35,259	19,965
Net income	$113,448	$105,663	$64,167
Basic and diluted net income per share (Note 14)	$1.05	$1.05	$0.64

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(In Thousands, Except Per Share Information)

	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Dollars	Capital	Earnings	Loss	Total
Balance at December 26, 1998	55,555	$ 555	$ 17,585	$132,247	$(14,447)	$135,940
Net income	–	–	–	64,167	–	64,167
Translation adjustment	–	–	–	–	2,022	2,022
Comprehensive income						66,189
Cash dividend ($0.13 per share)	–	–	–	(7,530)	–	(7,530)
80% stock dividend	44,445	445	12,008	(12,453)	–	–
Balance at December 25, 1999	100,000	1,000	29,593	176,431	(12,425)	194,599
Net income	–	–	–	105,663	–	105,663
Translation adjustment	–	–	–	–	(10,483)	(10,483)
Comprehensive income						95,180
Cash dividend ($0.29 per share)	–	–	–	(28,954)	–	(28,954)
Issuance of common stock in initial public offering, net of offering costs	8,242	82	104,332	–	–	104,414
Balance at December 30, 2000	108,242	1,082	133,925	253,140	(22,908)	365,239
Net income	–	–	–	**113,448**	–	**113,448**
Translation adjustment	–	–	–	–	**(15,519)**	**(15,519)**
Adjustment related to effective portion of cash flow hedges, net of deferred taxes of $579	–	–	–	–	**(900)**	**(900)**
Comprehensive income						**97,029**
Issuance of common stock from exercise of stock options	**5**	**1**	**70**	–	–	**71**
Issuance of common stock through stock purchase plan	**123**	**1**	**1,463**	–	–	**1,464**
Purchase and retirement of common stock	**(595)**	**(6)**	**(8,327)**	**(1,501)**	–	**(9,834)**
Balance at December 29, 2001	**107,775**	**$1,078**	**$127,131**	**$365,087**	**$(39,327)**	**$453,969**

See accompanying notes.

Garmin Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
(In Thousands)

	Year Ended		
	December 29, 2001	December 30, 2000	December 25, 1999
Operating activities			
Net income	$113,448	$105,663	$64,167
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	7,341	7,104	5,554
Amortization	3,527	465	18
Loss on disposal of property and equipment	23	1,605	136
Provision for doubtful accounts	1,137	911	825
Provision for obsolete and slow-moving inventories	4,000	5,915	1,202
Foreign currency translation	(5,593)	(4,831)	4,128
Deferred income taxes	4,806	(4,464)	835
Net sale of trading securities	–	–	2,173
Changes in operating assets and liabilities:			
Accounts receivable	(17,894)	(3,250)	(14,657)
Inventories	22,958	(48,024)	(14,119)
Prepaid expenses and other current assets	(447)	(373)	(508)
Accounts payable	(2,657)	7,961	5,888
Accrued expenses	(1,016)	999	1,278
Income taxes payable	358	13,812	(8,450)
Net cash provided by operating activities	129,991	83,493	48,470
Purchases of property and equipment	(14,883)	(24,821)	(32,195)
Proceeds from sale of property and equipment	239	5,919	69
Purchases of marketable securities	(1,684,985)	–	–
Sales of marketable securities	1,553,401	–	–
Purchase of assets of Sequoia Instruments, Inc.	(3,625)	–	–
Purchases of licenses	(12,028)	(4,251)	–
Change in restricted cash	4,239	(5,856)	–
Other	(748)	95	(176)
Net cash used in investing activities	(158,390)	(28,914)	(32,302)
Financing activities			
Dividends	–	(28,954)	(7,530)
Proceeds from issuance of common stock, net of offering costs	–	104,414	–
Proceeds from issuance of common stock through stock purchase plan	1,464	–	–
Proceeds from issuance of common stock from exercise of stock options	71	–	–
Proceeds from issuance of notes payable and long-term debt	–	–	18,040
Proceeds from issuance of Industrial Revenue Bonds	–	20,000	–
Principal payments on long-term debt	(14,189)	–	–
Principal payments on notes payable	–	(5)	(357)
Purchases of common stock	(9,834)	–	–
Net cash (used in) provided by financing activities	(22,488)	95,455	10,153
Effect of exchange rate changes on cash	(8,002)	(2,382)	(2,602)
Net (decrease) increase in cash and cash equivalents	(58,889)	147,652	23,719
Cash and cash equivalents at beginning of year	251,731	104,079	80,360
Cash and cash equivalents at end of year	$192,842	$251,731	$104,079

Garmin Ltd. and Subsidiaries
Consolidated Statements of Cash Flows (continued)
(In Thousands)

	Year Ended		
	December 29, 2001	December 30, 2000	December 25, 1999
Supplemental disclosures of cash flow information			
Cash paid during the year for income taxes	$ 38,844	$ 28,788	$ 28,733
Cash received during the year from income tax refunds	$ -	$ 12	$ 1,517
Cash paid during the year for interest, net of $405 of capitalized interest in 2000	$ 2,011	$ 2,223	$ 558
Supplemental disclosures of noncash *investing and financing activities*			
Liability recognized in accrued expenses related to cash flow hedges and charge to accumulated other comprehensive loss	$ 1,479	$ -	$ -
Issuance of stock dividends	$ -	$ -	$ 12,453

See accompanying notes.

Note 1. Organization

On July 24, 2000, the stockholders of Garmin Corporation (GARMIN) incorporated Garmin Ltd. (the Company) under the laws of the Cayman Islands. Subsequently, the stockholders of GARMIN executed a Shareholders Agreement to transfer to Garmin Ltd. their investments in 88,988,394 common shares of stock of GARMIN. These shares, which represented approximately 100% of the issued and outstanding common stock of GARMIN as of July 24, 2000, were used by the stockholders to pay for their subscriptions to 100,000,000 common shares of Garmin Ltd. at a par value of $0.01 or an aggregate value of $1,000. As such, the exchange of shares in this reorganization between GARMIN and the newly formed holding company, Garmin Ltd., completed on September 22, 2000, has been accounted for at historical cost similar to that in pooling-of-interests accounting. In addition to the shares of GARMIN owned by Garmin Ltd., one share of GARMIN is held by each of six shareholders pursuant to the requirement of Taiwan law that a company have at least seven shareholders and 4,000 shares owned by two related stockholders who did not convert GARMIN shares to shares of the Company. These 4,006 shares are not reported as or considered to be held by minority interests in the accompanying consolidated financial statements due to immateriality. As a result, GARMIN is considered herein to be a wholly owned subsidiary of Garmin Ltd. As discussed in Note 12, Garmin Ltd. completed an initial public offering of its common stock in December 2000.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Accordingly, the accompanying consolidated financial statements reflect the accounts of Garmin Ltd. and its wholly owned subsidiaries as if the reorganization described in Note 1 was effective for all periods presented. All significant inter-company balances and transactions have been eliminated.

Nature of Business

Garmin Ltd. and subsidiaries (together, the Company) manufacture, market, and distribute Global Positioning System-enabled products and other related products. GARMIN was incorporated in Taiwan, Republic of China on January 16, 1990. GARMIN is primarily responsible for the manufacturing of the Company's consumer and portable aviation products and, to a lesser extent, new product development and sales and marketing of the Company's products in Asia and the Far East. Effective April 2001, the Company now acts as distributor for GARMIN. In April 1990, a 100%-owned subsidiary, Garmin International, Inc. (GII), was incorporated in the United States. GII is primarily responsible for sales and marketing of the Company's products in many international markets and in the United States as well as research and new product development. GII also manufactures certain products for the Company's aviation segment. During June 1992, GII formed Garmin (Europe) Limited (GEL), a wholly owned subsidiary in the United Kingdom, to sell its products principally within the European market. During 2000, GII sold its interest in GEL to Garmin Ltd. As a result, GEL is now a direct subsidiary of Garmin Ltd. Also during 2000, Garmin Realty LLC was formed by GII to hold certain real estate. In December 2001, GII formed Garmin USA as a sales organization.

Note 2. Summary of Significant Accounting Policies (continued)

Fiscal Year

The Company has adopted a 52–53-week period ending on the last Saturday of the calendar year. Due to the fact that there are not exactly 52 weeks in a calendar year and there is slightly more than one additional day per year (not including the effects of leap year) in each calendar year as compared to a 52-week fiscal year, the Company will have a fiscal year comprising 53 weeks in certain fiscal years, as determined by when the last Saturday of the calendar year occurs.

In those resulting fiscal years that have 53 weeks, the Company will record an extra week of sales, costs, and related financial activity. Therefore, the financial results of those fiscal years, and the associated 14-week quarter, will not be exactly comparable to the prior and subsequent 52-week fiscal years and the associated quarters having only 13 weeks. Fiscal 2001 and 1999 include 52 weeks while fiscal 2000 was comprised of 53 weeks.

Foreign Currency Translation

GARMIN utilizes the New Taiwan Dollar as its functional currency. Prior to 2001, GEL utilized the British pound sterling as its functional currency. However, as a result of an increase in United States dollar-denominated transactions, GEL changed its functional currency to the United States dollar effective December 31, 2000. The impact of this change was not material. In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, the financial statements of GARMIN for all periods presented and GEL for fiscal 2000 and 1999 have been translated into United States dollars, the functional currency of Garmin Ltd. and GII, and the reporting currency herein, for purposes of consolidation at rates prevailing during the year for sales, costs, and expenses and at end-of-year rates for all assets and liabilities. The effect of this translation is recorded in a separate component of stockholders' equity. Transactions in foreign currencies are recorded at the approximate rate of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. All differences are recorded in results of operations and amounted to exchange gains (losses) of approximately $11,573, $6,962, and $(1,469) for the years ended December 29, 2001, December 30, 2000, and December 25, 1999, respectively. These gains (losses) are included in other income (expense) in the accompanying consolidated statements of income. The gain in fiscal 2001 is the result of the strengthening of the United States dollar compared to the New Taiwan Dollar in the second and fourth quarters of fiscal 2001 while the gain in fiscal 2000 is principally attributable to the strengthening of the United States dollar compared to the New Taiwan Dollar in the fourth quarter of fiscal 2000.

Cumulative translation adjustments of $38,427 and $22,908 as of December 29, 2001 and December 30, 2000, respectively, have been included in accumulated other comprehensive loss in the accompanying consolidated balance sheets.

Earnings Per Share

Basic earnings per share amounts are computed based on the weighted-average number of common shares outstanding. For purposes of diluted earnings per share, the number of shares that would be issued from the exercise of dilutive stock options has been reduced by the number of shares which could have been purchased from the proceeds of the exercise at the average market price of the Company's stock during the period the options were outstanding. See Note 14.

Note 2. Summary of Significant Accounting Policies (continued)

Common Stock

The amount of retained earnings capitalized in connection with the stock dividends previously issued by the Company has been based on the par value of the underlying GARMIN common stock, which was the United States dollar equivalent of ten New Taiwan Dollars.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, operating accounts, money market funds, and securities with maturities of three months or less when purchased. The carrying amount of cash and cash equivalents approximates fair value, given the short maturity of those instruments.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method (which approximates the first-in, first-out (FIFO) method) by GARMIN and the FIFO method by GII and GEL. Inventories consisted of the following:

	December 29, 2001	December 30, 2000
Raw materials	**$26,381**	$46,418
Work-in-process	**9,582**	8,116
Finished goods	**34,723**	41,825
Inventory reserves	**(9,554)**	(6,504)
	$61,132	$89,855

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings and improvements	8–55 years
Office furniture and equipment	3–8 years
Manufacturing and engineering equipment	3–8 years
Vehicles	3 years

Long-Lived Assets

In accordance with SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of,* the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. SFAS No. 121 has not had an impact on the Company's consolidated financial statements.

Note 2. Summary of Significant Accounting Policies (continued)

Intangible Assets

Intangible assets principally consist of costs incurred with certain licensing agreements totaling approximately $11,400 and $4,700 at December 29, 2001 and December 30, 2000, respectively. Licenses are being amortized over the lives of the related license agreements, which are generally three years. Accumulated amortization is approximately $5,100 and $2,300 at December 29, 2001 and December 30, 2000, respectively.

Other intangible assets consist of patents as well as goodwill and other intangible assets acquired in the Company's purchase of Sequoia Instruments, Inc. in November 2001. The total purchase price of $3,625 was allocated to goodwill, developed technology, and other intangibles. The purchase includes additional consideration of $1,000 contingent on the completion of certain activities expected to occur in 2002 and thereafter.

Patents and other intangible assets are being amortized over the useful lives of the related assets, which is generally five to ten years. Accumulated amortization is $391 and $204 at December 29, 2001 and December 30, 2000, respectively.

Investments in Debt Securities

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation as of each balance sheet date.

Debt securities not classified as held-to-maturity and marketable equity securities not classified as trading are classified as available-for-sale. All of the Company's marketable securities are considered available-for-sale at December 29, 2001. See Note 3. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. During 2001, there were no significant unrealized gains or losses reported in other comprehensive income.

The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method. Realized gains and losses on available-for-sale securities were not material.

Financial Instruments

GII has entered into interest rate swap agreements to modify the interest characteristics of portions of its outstanding long-term debt from a floating rate to a fixed rate basis. These agreements involve the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreements without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from the counterparty is included in other liabilities or assets. See Note 9.

Note 2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes.* The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amount for financial reporting purposes as measured by the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income taxes have not been accrued at the GARMIN level for the unremitted earnings of GII or GEL totaling approximately $96,948 and $77,544 at December 29, 2001 and December 30, 2000, respectively, because such earnings are intended to be reinvested in these subsidiaries indefinitely.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company grants credit to certain customers who meet the Company's pre-established credit requirements. Generally, the Company does not require security when trade credit is granted to customers. Credit losses are provided for in the Company's consolidated financial statements and consistently have been within management's expectations.

Revenue Recognition

The Company recognizes revenue from product sales when the product is shipped to the customer and title has transferred. The Company assumes no remaining significant obligations associated with the product sale other than that related to its warranty programs discussed below. Shipping and handling costs are included in cost of sales in the accompanying consolidated financial statements.

Product Warranty

The Company provides for estimated warranty costs at the time of sale. The warranty period is generally for one year from date of shipment with the exception of certain aviation products for which the warranty period is two years from the date of installation.

Sales Programs

The Company provides certain monthly and quarterly incentives for its dealers based on various factors including dealer purchasing volume and growth. Additionally, the Company provides rebates to end users on certain products. Estimated rebates and incentives payable to distributors are regularly reviewed and recorded as accrued expenses on a monthly basis. These rebates and incentives are recorded as reductions to net sales in the accompanying consolidated statements of income.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense charged to operations amounted to approximately $14,714, $11,529, and $8,574 for the years ended December 29, 2001, December 30, 2000, and December 25, 1999, respectively.

Note 2. Summary of Significant Accounting Policies (continued)

Research and Development

Substantially all research and development is performed by GII in the United States. Research and development costs, which are expensed as incurred, amounted to approximately $28,164, $21,764, and $17,339 for the years ended December 29, 2001, December 30, 2000, and December 25, 1999, respectively.

Accounting for Stock-Based Compensation

In accordance with Accounting Principles Board (APB) Opinion No. 25 and related interpretations, the Company uses the intrinsic value-based method for measuring stock-based compensation cost which measures compensation cost as the excess, if any, of the quoted market price of Company common stock at the grant date over the amount the employee must pay for the stock. Required pro forma disclosures of compensation expense determined under the fair value method of SFAS No. 123, *Accounting for Stock-Based Compensation,* are presented in Note 13.

Derivative Investments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* which is required to be adopted in years beginning after June 15, 2000. The Company adopted the new statement effective December 31, 2000, the beginning of fiscal 2001. This statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives not considered hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. See Note 9.

Recent Pronouncements

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations,* for a disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt SFAS No. 144 as of December 30, 2001, and it does not expect that the adoption of the statement will have a significant impact on the Company's financial position and results of operations.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 supercedes APB Opinion No. 16, *Business Combinations,* and FASB Statement No. 28, *Accounting for Preacquisition Contingencies of Purchased Enterprises.* This statement requires accounting for all business combination using the purchase method, and changes the criteria for recognizing intangible assets apart from goodwill. This statement is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 supercedes APB Opinion No. 17, *Intangible Assets,* and addresses how purchased intangibles should be accounted for upon acquisition. The statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. All intangibles will be subject to periodic impairment testing and will be adjusted to fair value.

Note 2. Summary of Significant Accounting Policies (continued)

The Company will adopt SFAS No. 142 beginning in the first quarter of 2002. Application of the nonamortization and impairment provisions of the statement is not expected to be significant.

Reclassifications

Certain amounts in the fiscal 1999 and 2000 consolidated financial statements have been reclassified to conform with the fiscal 2001 presentation.

Note 3. Investments

The following is a summary of the Company's marketable securities classified as available-for-sale-securities at December 29, 2001:

	Amortized Cost	Gross Unrealized Gains/Losses	Estimated Fair Value (Net Carrying Amount)
Mortgage-backed securities	$ 31,320	$ –	$ 31,320
Obligations of states and political subdivisions	55,116	–	55,116
U.S. corporate bonds	39,575	–	39,575
Other	5,573	–	5,573
Total	$131,584	$ –	$131,584

The amortized cost and estimated fair value of debt securities at December 29, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less	$ 40,835	$ 40,835
Due after one year through five years	11,948	11,948
Due after five years through ten years	3,126	3,126
Due after ten years	75,675	75,675
	$131,584	$131,584

Note 4. Line of Credit

During December 2000, the Company renewed a line of credit agreement with a bank providing for maximum borrowings of $5,000 less indirect borrowings under certain standby letters of credit which totaled approximately $4,000 at December 30, 2000. There were no direct or indirect borrowings outstanding under the line of credit as of December 30, 2000. The line of credit, which bears interest at the bank's prime rate less 1% or LIBOR plus 1.5%, expired June 28, 2001 and was unsecured.

Note 5. Long-Term Debt

During 1995, GII entered into an agreement with the City of Olathe, Kansas for the construction of a new corporate headquarters (the project) which was financed through issuance of Series 1995 Industrial Revenue Bonds (the Bonds) totaling $9,500. Upon completion of the project in 1996, GII retired bonds totaling $155. At December 29, 2001 and December 30, 2000, outstanding principal under the Bonds totaled $9,345. Interest on the Bonds is payable monthly at a variable interest rate (1.75% and 5.15% at December 29, 2001 and December 30, 2000, respectively), which is adjusted weekly to the current market rate as determined by the remarketing agent for the Bonds with principal due upon maturity on January 1, 2025. See Note 9.

The Bonds are secured by an irrevocable letter of credit totaling $9,650, with facility fees of 0.75% annually, through September 30, 2004, renewable on an annual basis thereafter. The bank has the option of requiring GII to establish a sinking fund related to the principal balance outstanding on the Bonds, which it had not exercised through December 29, 2001. The letter of credit is secured by a mortgage on all assets financed with the proceeds of the Bonds and is guaranteed by GARMIN.

In connection with the letter of credit agreement entered into with the bank, GII is required to comply with various covenants, including minimum tangible net worth requirements of both GARMIN and GII and various financial performance ratios.

During 1999, GARMIN borrowed $18,040 to finance the purchase of land and a new manufacturing facility in Taiwan. The balance was due in 60 equal payments of principal plus interest beginning in November 2001. Through November 2001, interest was payable at a fixed rate of 6.155%. Subsequent to November 2001, interest is adjustable based on the Republic of China's government preferential rate on term deposits plus 0.18%. The Company opted to prepay a significant portion of the outstanding principal during 2001. The outstanding balance of $2,843 at December 29, 2001 was paid in full in January 2002.

During 2000, GII entered into another agreement with the City of Olathe, Kansas to finance the Company's expansion of its manufacturing facilities through the issuance of Series 2000 Industrial Revenue Bonds (the 2000 Bonds) totaling $20,000. The proceeds from the issuance of the 2000 Bonds were placed in an interest-bearing restricted cash account controlled by a trustee appointed by the issuer. Disbursements from the account are restricted to purchases of equipment and construction related to the project and amounted to $5,694 and $14,304 during the years ended December 29, 2001 and December 30, 2000, respectively. Unexpended bond proceeds in this restricted cash account amounted to $2 at December 29, 2001.

At December 29, 2001, outstanding principal under the 2000 Bonds totaled $20,000. Interest on the 2000 Bonds is payable monthly at a variable interest rate (2.1% at December 29, 2001), which is adjusted weekly to the current market rate as determined by the remarketing agent of the 2000 Bonds with principal due upon maturity at April 15, 2020. See Note 9.

The 2000 Bonds are secured by an irrevocable letter of credit totaling $20,288 with facility fees of 0.75%. This renewable letter of credit initially expires on September 20, 2004. The bank has required a sinking fund be established with semiannual payments of $667 beginning April 2002.

Note 5. Long-Term Debt (continued)

Principal payments on long-term debt through 2006 and thereafter are:

Year	Amount
2002	$4,177
2003	1,334
2004	1,334
2005	1,334
2006	1,334
Thereafter	22,675
	$32,188

Note 6. Leases and Other Commitments

Rental expense related to office and warehouse space for GEL amounted to $232, $139 and $140 for the years ended December 29, 2001, December 30, 2000, and December 25, 1999, respectively. Future minimum lease payments on the related lease are $236 per year through 2006. In the years 2007 through lease expiration in 2015, total future minimum lease payments are $2,122.

At December 29, 2001 and December 30, 2000, standby letters of credit amounting to $871 and $869, respectively, were issued by banks on behalf of the Company.

Approximately $39,000 and $35,000 of Garmin's retained earnings are indefinitely restricted from distribution to stockholders pursuant to the law of Taiwan at December 29, 2001 and December 30, 2000, respectively.

Substantially all of the assets of GEL are held as collateral by a bank securing payment of the United Kingdom value-added tax requirements.

Note 7. Employee Benefit Plans

GII has an employee savings plan under which its employees may contribute up to 15% of their annual compensation subject to Internal Revenue Code maximum limitations. Additionally, GEL has a defined contribution plan under which its employees may contribute up to 5% of their annual compensation. Both GII and GEL contribute an amount determined annually at the discretion of the Board of Directors. During the years ended December 29, 2001, December 30, 2000, and December 25, 1999, expense related to these plans of $1,172, $1,144, and $930, respectively, was charged to operations.

Additionally, GII has a defined contribution money purchase plan (the MPP Plan) which covers substantially all employees. GII contributes a specified percentage of each participant's annual compensation up to certain limits as defined in the MPP Plan. During the years ended December 29, 2001, December 30, 2000, and December 25, 1999, GII recorded expense related to the Plan of $1,184, $849, and $721, respectively.

Note 8. Income Taxes

The Company's income tax provision consists of the following:

	Year Ended		
	December 29, 2001	December 30, 2000	December 25, 1999
Federal:			
Current	**$10,208**	$14,638	$ 8,883
Deferred	**(338)**	(450)	(710)
	9,870	14,188	8,173
State:			
Current	**2,237**	3,479	1,332
Deferred	**(74)**	(2,051)	(85)
	2,163	1,428	1,247
Foreign:			
Current	**21,336**	21,606	8,915
Deferred	**5,218**	(1,963)	1,630
	26,554	19,643	10,545
Total	**$38,587**	$35,259	$19,965

The income tax provision differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The sources and tax effects of the differences are as follows:

	Year Ended		
	December 29, 2001	December 30, 2000	December 25, 1999
Federal income tax expense at U.S. statutory rate	**$53,212**	$49,323	$29,446
State income tax expense, net of federal tax effect	**1,406**	928	810
Foreign tax rate differential	**(13,640)**	(9,623)	(5,604)
Taiwan tax incentives and credits	**(3,260)**	(5,181)	(3,817)
Other, net	**869**	(188)	(870)
Income tax expense	**$38,587**	$35,259	$19,965

The Company's income before income taxes attributable to foreign operations was $120,550, $99,171, and $58,467 for the years ended December 29, 2001, December 30, 2000, and December 25, 1999, respectively. The tax incentives and credits received from Taiwan included in the table above reflect $0.03, $0.05, and $0.04 per weighted-average common share outstanding for the years ended December 29, 2001, December 30, 2000, and December 25, 1999, respectively. The Company currently expects to benefit from the incentives and credits being offered by Taiwan through 2004, at which time these tax benefits expire.

Note 8. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 29, 2001	December 30, 2000
Deferred tax assets:		
Product warranty accruals	$1,833	$1,808
Allowance for doubtful accounts	888	705
Inventory carrying value	2,241	7,678
Sales program allowances	1,696	1,668
Vacation accrual	438	324
Interest-rate swaps	579	–
Other	46	452
	7,721	12,635
Deferred tax liabilities:		
Unrealized foreign currency gains	844	1,098
Depreciation	1,017	930
	1,861	2,028
Net deferred tax assets	$5,860	$10,607

Note 9. Interest Rate Risk Management

During 1996, GII entered into an interest rate swap agreement to effectively convert a portion of its floating rate long-term debt associated with the Bonds to a fixed rate basis, thus, reducing the impact of interest rate changes on future income. The agreement was renewed in 2001. Pursuant to this "pay-fixed" swap agreement, GII agreed to exchange, at specified intervals, the difference between the fixed and the floating interest amounts calculated on the notional amount of the swap agreement totaling $5,000 at December 29, 2001 and December 30, 2000. GII's fixed interest rate under the swap agreement is 5.1%. The counterparty's floating rate is based on the nontaxable PSA Municipal Swap Index and amounted to 1.75% and 5.15% at December 29, 2001 and December 30, 2000, respectively. Notional amounts do not quantify risk or represent assets and liabilities of the Company, but are used in the determination of cash settlements under the agreement. The Company is exposed to credit losses from counterparty nonperformance but does not anticipate any losses from its agreement, which is with a major financial institution. The agreement expires June 6, 2004.

During 2000, GII entered into an additional swap agreement to effectively convert a portion of additional floating rate long-term debt associated with the 2000 Bonds to a fixed rate basis. Pursuant to this pay-fixed swap agreement, GII agreed to exchange, at specified intervals, the difference between the fixed and the floating interest amounts calculated on the notional amount of the swap agreement totaling $10,000 at December 29, 2001 and December 30, 2000. GII's fixed interest rate under the swap agreement is 7.26% compared to the counterparty's floating rate of 2.1% and 6.7% at December 29, 2001 and December 30, 2000, respectively. The counterparty's floating rate is based on the bank's Taxable Low Floater Rate. The agreement expires June 1, 2004.

The fair value of the interest rate swap agreements is a liability of $1,479 at December 29, 2001. The fair value of the agreement was not significant at December 30, 2000. The liability has been included in other accrued expenses in the consolidated balance sheets. None of the Company's cash flow hedges were deemed ineffective.

At December 29, 2001, the Company expects to reclassify $621 of loss on the interest rate swaps from accumulated other comprehensive loss to earnings during the next 12 months related to the payment of variable interest on floating rate debt, assuming market interest rates remain consistent with rates at that date.

Note 10. Fair Value of Financial Instruments

In accordance with SFAS No. 107, *Disclosures about Fair Value of Financial Instruments,* the following summarizes required information about the fair value of certain financial instruments for which it is currently practicable to estimate such value. None of the financial instruments are held or issued for trading purposes. The carrying amounts and fair values of the Company's financial instruments are as follows:

	December 29, 2001		December 30, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$192,842	$192,842	$251,731	$251,731
Restricted cash	1,600	1,600	5,848	5,848
Marketable securities	131,584	131,584	–	–
Interest rate swap agreements (liability)	1,479	1,479	–	–
Long-term debt:				
Term loan	2,843	2,843	17,601	17,481
Series 1995 Bonds	9,345	9,345	9,345	9,345
Series 2000 Bonds	20,000	20,000	20,000	20,000

The carrying value of cash and cash equivalents, restricted cash, marketable securities, and interest rate swap agreements approximates their fair value. The fair values of the Company's long-term floating-rate debt have been estimated using discounted cash flow analyses, based on an estimate of the interest rate the Company would have to pay on the issuance of debt with a similar maturity and terms. The fair values of long-term debt as reported are not necessarily the amounts the Company would currently have to pay to extinguish any of this debt.

Note 11. Segment Information

The Company operates within its targeted markets through two reportable segments, those being related to products sold into the consumer and aviation markets. Both of the Company's reportable segments offer products through the Company's network of independent dealers and distributors. However, the nature of products and types of customers for the two segments vary significantly. As such, the segments are managed separately. The Company's consumer segment includes portable Global Positioning System (GPS) receivers and accessories for marine, recreation, land, and automotive use sold primarily to retail outlets. The Company's aviation products are portable and panel mount avionics for Visual Flight Rules and Instrument Flight Rules navigation and are sold primarily to retail outlets and certain aircraft manufacturers.

The Company's Co-Chief Executive Officers have been identified as the Chief Operating Decision Makers (CODM). The CODM evaluates performance and allocates resources based on income before income taxes of each segment. Income before income taxes represents net sales less operating expenses including certain allocated general and administrative costs, interest income and expense, foreign currency adjustments, and other nonoperating corporate expenses. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There are no intersegment sales or transfers.

Note 11. Segment Information (continued)

The identifiable assets associated with each reportable segment reviewed by CODM include accounts receivable and inventories. The Company does not report property and equipment, depreciation and amortization, or capital expenditures by segment to the CODM.

Revenues, interest income and interest expense, income before income taxes, and identifiable assets for each of the Company's reportable segments are presented below:

	Year Ended December 29, 2001		
	Consumer	Aviation	Total
Sales to external customers	$263,358	$105,761	$369,119
Allocated interest income	7,960	3,204	11,164
Allocated interest expense	1,550	624	2,174
Income before income taxes	102,511	49,524	152,035
Assets:			
Accounts receivable	34,222	13,776	47,998
Inventory	43,587	17,545	61,132

	Year Ended December 30, 2000		
	Consumer	Aviation	Total
Sales to external customers	$230,183	$115,558	$345,741
Allocated interest income	4,610	2,315	6,925
Allocated interest expense	1,522	765	2,287
Income before income taxes	88,103	52,819	140,922
Assets:			
Accounts receivable	21,791	10,928	32,719
Inventory	59,843	30,012	89,855

	Year Ended December 25, 1999		
	Consumer	Aviation	Total
Sales to external customers	$169,164	$63,422	$232,586
Allocated interest income	3,147	1,180	4,327
Allocated interest expense	420	157	577
Income before income taxes	60,449	23,683	84,132
Assets:			
Accounts receivable	22,804	8,549	31,353
Inventory	31,093	20,155	51,248

Note 11. Segment Information (continued)

Net sales and long-lived assets (property and equipment) by geographic area are as follows as of and for the years ended December 29, 2001, December 30, 2000, and December 25, 1999:

	North America	Asia	Europe	Total
December 29, 2001				
Sales to external customers	**$275,630**	**$15,039**	**$78,450**	**$369,119**
Long-lived assets	**40,183**	**29,321**	**582**	**70,086**
December 30, 2000				
Sales to external customers	$256,782	$16,569	$72,390	$345,741
Long-lived assets	32,737	31,453	514	64,704
December 25, 1999				
Sales to external customers	$172,742	$11,146	$48,698	$232,586
Long-lived assets	17,433	38,228	190	55,851

No single customer accounted for 10% or more of the Company's consolidated net sales in any period.

Note 12. Initial Public Offering

On December 8, 2000, the Company completed an underwritten initial public offering of 12,075,000 (including shares sold pursuant to the underwriters' over-allotment option) shares of its common stock, 8,242,111 shares of which were offered by the Company (the Offering) at an offering price of $14.00 per share. Prior to but in connection with the offering, the Board of Directors approved a 1.12379256-for-1 stock split of the Company's common shares, effected through a stock dividend on November 6, 2000. All share and per share information included in the accompanying consolidated financial statements has been adjusted to give retroactive effect to the common stock split.

Note 13. Stock Compensation Plans

During 2000, the Company adopted several stock compensation plans. The Company accounts for all of these plans under APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, as all awards are granted at the fair market value on the date of grant, no compensation expense is recognized.

The various plans are summarized below:

Note 13. Stock Compensation Plans (continued)

2000 Equity Incentive Plan

In October 2000, the stockholders adopted an equity incentive plan (the Plan) providing for grants of incentive and nonqualified stock options and "other" stock compensation awards to employees of the Company and its subsidiaries, pursuant to which up to 3,500,000 shares of common stock are available for issuance. The stock options generally vest over a period of five years or as otherwise determined by the Board of Directors or the Compensation Committee and generally expire ten years from the date of grant, if not exercised. Option activity under the Plan during 2000 and 2001 is summarized below. There have been no "other" stock compensation awards granted under the Plan.

2000 Nonemployee Directors' Option Plan

Also in October 2000, the stockholders adopted a stock option plan for nonemployee directors (the Directors Plan) providing for grants of options for up to 50,000 common shares of the Company's stock. The term of each award is ten years. All awards vest evenly over a three-year period. During 2001, options to purchase 5,325 shares were granted under this plan. No options associated with the Directors Plan had been granted as of December 30, 2000.

A summary of the Company's stock option activity and related information under the Equity Incentive Plan and 2000 Nonemployee Directors' Plan for the years ended December 29, 2001 and December 30, 2000 is provided below:

	Weighted-Average Exercise Price	Number of Shares
		(In Thousands)
Outstanding at December 25, 1999	$ -	-
Granted	14.00	1,201
Exercised	-	-
Canceled	-	-
Outstanding at December 30, 2000	14.00	1,201
Granted	19.96	369
Exercised	14.00	(5)
Canceled	-	-
Outstanding at December 29, 2001	**15.59**	**1,565**

	December 29, 2001	December 30, 2000
Weighted-average fair value of options granted during the year	$12.28	$8.53

Note 13. Stock Compensation Plans (continued)

The weighted-average remaining contract life for options outstanding at December 29, 2001 is approximately nine years. Options outstanding at December 29, 2001 have exercise prices ranging from $14.00 to $22.54. At December 29, 2001, options to purchase 234,150 shares are exercisable. No options were exercisable at December 30, 2000.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123. SFAS No. 123 requires the pro forma information be determined as if the Company has accounted for its employee stock options under the fair value method of that statement. As described below, the fair value accounting provided under SFAS No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001 and 2000 (no options were granted prior to 2000): risk-free interest rate of 5.11% and 5.75%, respectively; no dividend yield; volatility factor of the expected market price of the Company's common stock of 0.591 and 0.530, respectively; and a weighted-average expected life of the option of seven years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information for the years ended December 29, 2001 and December 30, 2000 is as follows:

	December 29, 2001	December 30, 2000
Pro forma net income	**$112,150**	$105,580
Pro forma net income per share:		
Basic	**$ 1.04**	$ 1.05
Diluted	**$ 1.03**	$ 1.05

Employee Stock Purchase Plan

The stockholders also adopted an employee stock purchase plan (ESPP). Up to 1,000,000 shares of common stock have been reserved for the ESPP. Shares will be offered to employees at a price equal to the lesser of 85% of the fair market value of the stock on the date of purchase or 85% of the fair market value on the enrollment date. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2001, 123,007 shares were purchased under the plan for a total purchase price of $1,464. No shares were purchased during 2000.

Note 14. Earnings Per Share

The following table sets forth the computation of basic and diluted net income per share:

	Year Ended		
	December 29, 2001	December 30, 2000	December 25, 1999
Numerator:			
Numerator for basic and diluted net income per share – net income	$113,448	$105,663	$ 64,167
Denominator (in thousands):			
Denominator for basic net income per share – weighted-average common shares	108,097	100,489	100,000
Effect of dilutive securities – employee stock options *(Note 13)*	350	17	–
Denominator for diluted net income per share – adjusted weighted-average common shares	108,447	100,506	100,000
Basic net income per share	$ 1.05	$ 1.05	$ 0.64
Diluted net income per share	$ 1.05	$ 1.05	$ 0.64

Options to purchase 361,875 shares of common stock at prices ranging from $20.25 to $22.54 per share were outstanding during 2001 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Note 15. Share Repurchase Program

On September 24, 2001, the Board of Directors authorized the Company to repurchase up to 5,000,000 shares of the Company's common stock through December 31, 2002. At December 29, 2001, the Company had purchased 595,200 shares at $9,834.

Note 16. Shareholder Rights Plan

On October 24, 2001, Garmin's Board of Directors adopted a shareholder rights plan (the "Rights Plan"). Pursuant to the Rights Plan, the Board declared a dividend of one preferred share purchase right on each outstanding common share of Garmin to shareholders of record as of November 1, 2001. The rights trade together with Garmin's common shares. The rights generally will become exercisable if a person or group acquires or announces an intention to acquire 15 percent or more of Garmin's outstanding common shares. Each right (other than those held by the new 15 percent shareholder) will then be exercisable to purchase preferred shares of Garmin (or in certain instances other securities of Garmin) having at that time a market value equal to two times the then current exercise price. Garmin's Board of Directors may redeem the rights at $0.002 per right at any time before the rights become exercisable. The rights expire October 31, 2011.

Note 17. Selected Quarterly Information (Unaudited)

	Year Ended December 29, 2001			
	Quarter Ended			
	March 31	June 30	September 29	December 29
Net sales	$85,534	$103,634	$86,930	$93,021
Gross profit	45,918	55,050	47,729	49,462
Net income	23,799	36,603	25,001	28,045
Net income per share	$ 0.22	$ 0.34	$ 0.23	$ 0.26

	Year Ended December 30, 2000			
	Quarter Ended			
	March 25	June 24	September 23	December 30
Net sales	$76,576	$ 93,964	$89,539	$85,662
Gross profit	41,913	50,025	49,031	42,757
Net income	20,599	29,161	28,292	27,611
Net income per share	$ 0.21	$ 0.29	$ 0.28	$ 0.27

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

NOTES

Board of Directors

Gene M. Betts
Senior Vice President and Treasurer
Sprint Corporation

Gary L. Burrell
Co-Chairman and Co-Chief Executive Officer
Garmin Ltd.

Donald H. Eller
Private Investor

Min H. Kao
Co-Chairman and Co-Chief Executive Officer
Garmin Ltd.

Ruey-Jeng Kao
Partner
Fortune Land Law Offices, Taiwan

Thomas A. McDonnell
President and Chief Executive Officer
DST Systems, Inc.

Executive Officers

Gary L. Burrell
Co-Chairman and Co-Chief Executive Officer

Min H. Kao
Co-Chairman and Co-Chief Executive Officer

Kevin S. Rauckman
Chief Financial Officer and Treasurer

Andrew R. Etkind
General Counsel and Secretary

Gary V. Kelley
Director of Marketing
Garmin International, Inc.

Investor Relations

John P. Mills
Manager-Investor Relations

Security analysts, investment professionals and shareholders can find investor relations information on the Company's Web site at **www.garmin.com/stock**.

Transfer Agent

UMB Bank, NA
PO Box 410064
Kansas City, MO 64141-0064

Independent Accountants

Ernst & Young LLP

Market Information

The Common Shares of the Company are traded on the Nasdaq National Market under the symbol **GRMN**.

Offices

Garmin Ltd.
P.O. Box 30464 SMB
5th Floor, Harbour Place
103 South Church Street
Grand Cayman, Cayman Islands

Garmin International, Inc.
1200 East 151st Street
Olathe, Kansas 66062, U.S.A.

Garmin Corporation
No. 68, Jangshu 2nd Rd.
Shijr, Taipei County, Taiwan

Garmin (Europe) Ltd.
Unit 5, The Quadrangle
Abbey Park Industrial Estate
Romsey, SO51 9AQ, U.K.

www.garmin.com

Garmin Ltd.
P.O. Box 30464 SMB
5th Floor, Harbour Place
103 South Church Street
Grand Cayman, Cayman Islands
(345) 946-5203

www.garmin.com

M00-60065-00